20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4262
19th December 2003
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 1/7

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 19th December 2003
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2003 - 2004 Interim Report

Date : as of 30th September 2003

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4262
19th December 2003
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

COPY

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 19th December 2003
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2003 - 2004 Interim Report

Date : as of 30th September 2003

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2003.

Consolidated Profit and Loss Account

For the six months ended 30th September 2003

		(Unaudited) Six Months Ended	
		30/9/2003	30/9/2002 (As restated)
	Note	***HK$Million***	*HK$Million*
Turnover	*2*	**54.7**	92.6
Cost of property sales		**(3.8)**	(40.6)
Property expenses		**(16.3)**	(15.2)
Gross profit		**34.6**	36.8
Administrative expenses		**(17.3)**	(19.7)
Provision for investment securities		**(3.9)**	(6.2)
Operating profit	*3*	**13.4**	10.9
Finance costs		**(1.4)**	(2.8)
Share of profits of associated companies		**8.3**	32.1
Profit before taxation		**20.3**	40.2
Taxation	*5*	**(2.8)**	(6.2)
Profit attributable to shareholders		**17.5**	34.0
Dividends			
Interim, proposed, of HK 2 cents (2002: HK 2 cents) per ordinary share		**12.4**	12.4
Earnings per share	*6*	**2.8¢**	5.5¢

Consolidated Balance Sheet
As at 30th September 2003

	Note	(Unaudited) 30/9/2003 HK$Million	(As restated) 31/3/2003 HK$Million
Fixed assets		**150.5**	150.4
Associated companies		**1,192.6**	1,187.5
Investment securities		**54.2**	47.1
Deferred tax assets		**12.1**	10.8
Mortgage loans receivable		**20.0**	20.9
Current assets			
Properties for sale		**2,766.8**	2,770.6
Properties under development		**155.4**	129.6
Mortgage loans receivable		**0.1**	–
Tax recoverable		**0.9**	1.0
Debtors, deposits and prepayments	7	**16.7**	15.6
Bank balances and cash		**60.9**	75.8
		3,000.8	2,992.6
Current liabilities			
Creditors, deposits and accruals	8	**64.2**	63.8
Bank loans – secured		**111.0**	69.0
Bank loans – unsecured		**82.0**	70.0
Current portion of long term liabilities	9	**–**	4.0
		257.2	206.8
Net current assets		**2,743.6**	2,785.8
Total assets less current liabilities		**4,173.0**	4,202.5
Financed by:			
Share capital		**61.7**	61.7
Retained profit		**2,652.8**	2,647.7
Other reserves		**1,393.3**	1,393.6
Proposed dividend		**12.4**	–
Shareholders' funds		**4,120.2**	4,103.0
Long term liabilities	9	**51.1**	98.1
Deferred tax liabilities		**1.7**	1.4
Funds employed		**4,173.0**	4,202.5

Consolidated Statement of Changes in Equity
For the six months ended 30th September 2003

	(Unaudited) Six Months Ended **30/9/2003** ***HK$Million***	30/9/2002 (As restated) *HK$Million*
Shareholders' funds at 1st April, as previously reported	**4,092.2**	4,571.3
Effect of the adoption of SSAP 12 (revised)	**10.8**	7.4
Shareholders' funds at 1st April, as restated	**4,103.0**	4,578.7
Exchange reserve movement	**(0.3)**	–
Profit attributable to shareholders	**17.5**	34.0
Dividends	**–**	(12.3)
Shareholders' funds at 30th September	**4,120.2**	4,600.4

Condensed Consolidated Cash Flow Statement
For the six months ended 30th September 2003

	(Unaudited) Six Months Ended	
	30/9/2003	30/9/2002
	HK$Million	*HK$Million*
Net cash used in operating activities	**(7.5)**	(63.4)
Net cash (used in)/from investing activities	**(10.3)**	33.0
Net cash from financing activities	**3.0**	24.9
Net decrease in cash and cash equivalents	**(14.8)**	(5.5)
Cash and cash equivalents at 1st April	**75.8**	65.5
Effect of foreign exchange rate changes	**(0.1)**	–
Cash and cash equivalents at 30th September	**60.9**	60.0
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**60.9**	60.0

Notes:

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2003 except that the Group has adopted SSAP 12 (revised) "Income Taxes" which became effective for the current accounting period. The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred taxation.

In accordance with SSAP 12 (revised), deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the Consolidated Statement of Changes in Equity, opening retained earnings at 1st April 2002 and 2003 have been increased by HK$7.4 million and HK$10.8 million respectively, which represent the unprovided deferred tax assets. This change has resulted in an increase in deferred tax assets at 31st March 2003 by HK$10.8 million. The profit for the six months ended 30th September 2002 have been reduced by HK$0.2 million.

2. **TURNOVER, REVENUES AND SEGMENT INFORMATION**

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

2. TURNOVER, REVENUES AND SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments

	Six Months Ended 30/9/2003					
	Property development *HK$Million*	Property leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	4.1	47.1	3.4	-	0.1	54.7
Segment results before provision	(25.9)	42.2	1.5	-	(0.4)	17.4
Provision for investment securities	-	-	-	-	(3.9)	(3.9)
Segment results	(25.9)	42.2	1.5	-	(4.3)	13.5
Unallocated costs						(0.1)
Operating profit						13.4
Finance costs						(1.4)
Share of profits of associated companies	-	-	-	8.3	-	8.3
Profit before taxation						20.3
Taxation						(2.8)
Profit attributable to shareholders						17.5

	Six Months Ended 30/9/2002 (As restated)					
	Property development *HK$Million*	Property leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	43.6	45.0	3.7	-	0.3	92.6
Segment results before provision	(23.7)	39.7	1.8	-	(0.6)	17.2
Provision for investment securities	-	-	-	-	(6.2)	(6.2)
Segment results	(23.7)	39.7	1.8	-	(6.8)	11.0
Unallocated costs						(0.1)
Operating profit						10.9
Finance costs						(2.8)
Share of profits of associated companies	0.3	-	-	31.8	-	32.1
Profit before taxation						40.2
Taxation						(6.2)
Profit attributable to shareholders						34.0

2. TURNOVER, REVENUES AND SEGMENT INFORMATION (continued)

(b) Secondary reporting format – geographical segments

	Turnover		Operating results	
	Six Months Ended		Six Months Ended	
	30/9/2003	30/9/2002	**30/9/2003**	30/9/2002
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
Hong Kong	**54.5**	66.9	**16.0**	12.7
United States of America	**0.2**	25.7	**(2.6)**	(1.8)
	54.7	92.6	**13.4**	10.9

3. OPERATING PROFIT

	Six Months Ended	
	30/9/2003	30/9/2002
	HK$Million	*HK$Million*
Operating profit is stated after charging the following:		
Auditors' remuneration	**0.5**	0.5
Depreciation	**0.1**	0.1
Directors' emoluments		
– fees	**0.1**	0.1
– salaries, bonuses and other emoluments	**1.4**	1.6
– provident fund contributions	**0.1**	0.1
Operating lease rentals – land and buildings	**3.0**	3.0
Outgoings in respect of		
– investment properties	**1.6**	1.8
– other properties	**1.7**	1.5

4. STAFF COSTS

The amount of staff costs (excluding directors' emoluments as disclosed in note 3) charged to the consolidated profit and loss account represents:

	Six Months Ended	
	30/9/2003	30/9/2002
	HK$Million	*HK$Million*
Salaries and allowances	**20.2**	21.5
Provident fund contributions less forfeitures	**1.4**	1.4
Less: Recharge of staff costs to building management funds	**(9.8)**	(10.2)
	11.8	12.7

5. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2003 HK$Million	30/9/2002 (As restated) HK$Million
Company and subsidiaries:		
Hong Kong profits tax	**0.6**	1.2
Deferred taxation	**(0.1)**	0.2
Deferred taxation resulting from an increase in tax rate	**(0.9)**	–
	(0.4)	1.4
Associated companies:		
Hong Kong profits tax	**1.6**	4.8
Deferred taxation	**0.1**	–
Deferred taxation resulting from an increase in tax rate	**1.5**	–
	3.2	4.8
	2.8	6.2

6. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$17.5 million (2002 as restated: HK$34.0 million) and ordinary shares in issue of 617,531,425 (2002: 617,531,425).

7. DEBTORS, DEPOSITS AND PREPAYMENTS

Ageing analysis

	30/9/2003 ***HK$Million***	31/3/2003 *HK$Million*
Debtors – 0-3 months	**6.0**	3.6
Deposits and prepayments	**10.7**	12.0
	16.7	15.6

The credit terms given to the customers vary and are generally within three months.

8. CREDITORS, DEPOSITS AND ACCRUALS

Ageing analysis

	30/9/2003 *HK$Million*	31/3/2003 *HK$Million*
Creditors – 0-3 months	**2.0**	2.1
– Over 3 months	**–**	0.1
	2.0	2.2
Deposits and accruals	**62.2**	61.6
	64.2	63.8

9. LONG TERM LIABILITIES

	30/9/2003 *HK$Million*	31/3/2003 *HK$Million*
Secured bank loans – wholly repayable within five years	**51.1**	102.1
Less: Amounts repayable within one year included under current liabilities	**–**	(4.0)
	51.1	98.1

The maturity of the Group's long term liabilities is as follows:

	30/9/2003 *HK$Million*	31/3/2003 *HK$Million*
Secured bank loans		
Within one year	**–**	4.0
In the second year	**51.1**	47.0
In the third to fifth years	**–**	51.1
	51.1	102.1

10. COMMITMENTS

	30/9/2003 *HK$Million*	31/3/2003 *HK$Million*
Capital commitment in respect of investment securities	**97.3**	101.1
Development expenses contracted but not provided for in respect of properties under development	**45.0**	16.4
	142.3	117.5

Interim Dividend

The Directors declared an interim dividend of HK 2 cents per share, same as last year. The said interim dividend is payable on 20th February 2004.

Register of Members

The Register of Members will be closed from 5th January 2004 to 9th January 2004, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 2nd January 2004 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2003 amounted to HK$17.5 million as compared with HK$34.0 million for the same period in 2002. The decline is mainly attributed to our hotel interests being adversely affected by the SARS crisis during the first half of the year.

Property Development

Construction work at San Clemente Technology Park II in California is in progress. Site formation and foundation works at our Chung Hum Kok luxury residential project have been completed and superstructural works have already begun. The luxury residential sector is the strongest at present in the Hong Kong property market. Your Group is expected to generate substantial profits from the Chung Hom Kok project.

Hotel

The SARS crisis during the first half of the year has adversely affected the Sheraton-Hong Kong Hotel, in which your Group has 35% interest. However, the recovery has come much sooner than expected. During the past two months, occupancy and room rates have almost returned to the pre-SARS levels.

High-Tech Investments

We have seen a recovery recently in the US high-tech sector, especially in bio-technology. Some funds that we have invested in have some of their companies preparing for IPOs in the near future.

Prospects

The Hong Kong economy is recovering from the SARS crisis, with strong help from central government's economic policies such as CEPA and individual travellers from the mainland. However, domestic consumption remains weak; it would take a long time for the Hong Kong economy to achieve a genuine sustained recovery. The strongest sector in the property market is the luxury residential, which your Group will concentrate on in the next few years.

Liquidity and Financial Resources

At 30th September 2003, the Group's borrowings net of cash was HK$183.2 million as compared with HK$165.3 million at 31st March 2003. 79.1% of the Group's borrowings were payable within one year and 20.9% were payable between two to five years. All the Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2003, amounted to HK$290.7 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 5.9% at 30th September 2003, remained at the same level as at 31st March 2003.

Certain properties of the Group with a carrying value of HK$884.9 million (31st March 2003: HK$840.9 million) have been pledged to banks as security for facilities granted to the extent of HK$361.8 million (31st March 2003: HK$348.0 million) against which HK$162.1 million (31st March 2003: HK$171.1 million) has been utilised at the balance sheet date.

Human Resources

The Group, excluding associated companies, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$21.6 million for the period ended 30th September 2003. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Directors' Interests

At 30th September 2003, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	107,002,971	–	*61,335,074	–	**168,338,045**
Chan Sau Ching	20,132,706	–	–	–	**20,132,706**
Kwok Chi Leung	221,212	–	–	–	**221,212**
Li Wing Sau	27,000	–	–	–	**27,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, no directors, chief executives or their associates had any interest or short position in the shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the period under review, the Company did not grant any rights to its Directors or Chief Executive to subscribe for shares of the Company.

Substantial Shareholders

At 30th September 2003, the register of substantial shareholders maintained under section 336 of the SFO showed that the Company has been notified of the following interests, being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares
Chan Poon Wai Kuen	96,185,380
EK Investment Management Limited	31,692,000

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified by any other person (other than a director of the Company disclosed above) who has an interest or short position in the shares of the Company which are required to be recorded in the register kept by the Company pursuant to section 336 of the SFO as at 30th September 2003.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

Compliance with the Code of Best Practice

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 11th December 2003

本人謹以欣悅之心情報告截至二零零三年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零三年九月三十日止六個月

	附註	(未經審核) 截至 30/9/2003 止六個月 港幣百萬元	(未經審核) 截至 30/9/2002 止六個月 (經重列) 港幣百萬元
營業額	2	**54.7**	92.6
出售物業成本		**(3.8)**	(40.6)
物業開支		**(16.3)**	(15.2)
毛利		**34.6**	36.8
行政開支		**(17.3)**	(19.7)
投資證券撥備		**(3.9)**	(6.2)
營業溢利	3	**13.4**	10.9
財務費用		**(1.4)**	(2.8)
攤佔聯營公司溢利		**8.3**	32.1
除稅前溢利		**20.3**	40.2
稅項	5	**(2.8)**	(6.2)
股東應佔溢利		**17.5**	34.0
股息			
擬派中期股息，每普通股港幣二仙（二零零二年：港幣二仙）		**12.4**	12.4
每股盈利	6	**2.8¢**	5.5¢

綜合資產負債表
二零零三年九月三十日結算

	附註	(未經審核) 30/9/2003 港幣百萬元	(經重列) 31/3/2003 港幣百萬元
固定資產		**150.5**	150.4
聯營公司		**1,192.6**	1,187.5
投資證券		**54.2**	47.1
遞延税項資產		**12.1**	10.8
應收按揭貸款		**20.0**	20.9
流動資產			
待售物業		**2,766.8**	2,770.6
發展中物業		**155.4**	129.6
應收按揭貸款		**0.1**	—
應收退税		**0.9**	1.0
應收賬款、按金及預付款項	7	**16.7**	15.6
銀行存款及現金		**60.9**	75.8
		3,000.8	2,992.6
流動負債			
應付賬款、按金及未付款項	8	**64.2**	63.8
銀行貸款-有抵押		**111.0**	69.0
銀行貸款-無抵押		**82.0**	70.0
長期債項一年內應還額	9	**–**	4.0
		257.2	206.8
流動資產淨值		**2,743.6**	2,785.8
總資產減流動負債		**4,173.0**	4,202.5
資金來源:			
股本		**61.7**	61.7
保留盈餘		**2,652.8**	2,647.7
其他儲備金		**1,393.3**	1,393.6
建議股息		**12.4**	—
股東權益		**4,120.2**	4,103.0
長期債項	9	**51.1**	98.1
遞延税項負債		**1.7**	1.4
已運用資金		**4,173.0**	4,202.5

綜合股東權益變動表
截至二零零三年九月三十日止六個月

	(未經審核) 截至 30/9/2003 止六個月 港幣百萬元	(未經審核) 截至 30/9/2002 止六個月 (經重列) 港幣百萬元
股東權益於四月一日，如前呈報	**4,092.2**	4,571.3
採納會計實務準則第12號（經修訂）之影響	**10.8**	7.4
股東權益於四月一日，經重列	**4,103.0**	4,578.7
匯兑儲備變動	**(0.3)**	–
股東應佔溢利	**17.5**	34.0
股息	–	(12.3)
股東權益於九月三十日	**4,120.2**	4,600.4

簡明綜合現金流量表
截至二零零三年九月三十日止六個月

	(未經審核) 截至 30/9/2003 止六個月 港幣百萬元	(未經審核) 截至 30/9/2002 止六個月 港幣百萬元
經營活動所得之淨現金流出	**(7.5)**	(63.4)
投資活動之淨現金(流出)／流入	**(10.3)**	33.0
融資之淨現金流入	**3.0**	24.9
現金及現金等價物淨減少	**(14.8)**	(5.5)
四月一日之現金及現金等價物	**75.8**	65.5
外幣匯率變動之影響	**(0.1)**	－
九月三十日之現金及現金等價物	**60.9**	60.0
現金及現金等價物結存之分析:		
銀行存款及現金	**60.9**	60.0

附註：

1. **編製基準及會計政策**

此未經審核綜合簡明中期報告乃遵照香港會計師公會發佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之規定編製。

本簡明賬目應與二零零三年之年報一併閱讀。

除本集團採納於本會計期間生效之會計實務準則第12號（經修訂）「所得税」外，編製簡明中期報告所採納之會計政策及計算方法與截至二零零三年三月三十一日止年度年報中所採用者一致。採納會計實務準則第12號（經修訂）之主要影響與遞延税項有關。

根據會計實務準則第12號（經修訂），遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

往年度，遞延税項乃因應就課税而計算之盈利與賬目所示之盈利兩者間之時間差，根據預期於可預見將來支付或可收回之負債及資產而按現行税率計算。採納會計準則第12號（經修訂）構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。

如綜合股東權益變動表所詳述，二零零二年及二零零三年四月一日之期初保留盈利已分別增加港幣七百四十萬元及港幣一千零八十萬元，為未撥備遞延税項資產。是項調整導致二零零三年三月三十一日之遞延税項資產增加港幣一千零八十萬元。截至二零零二年九月三十日止六個月之盈利已減少港幣二十萬元。

2. **營業額、收益及分部資料**

本集團主要從事地產投資及發展、投資控股及物業管理業務。

分部資料按本集團之業務或地域列出。業務分部被選擇為主要報告形式呈列，因此形式與本集團之運作模式較切合。

2. 營業額、收益及分部資料（續）

(a) 主要報告形式－業務分部

	截至30/9/2003止六個月					
	地產發展	物業出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	4.1	47.1	3.4	–	0.1	54.7
撥備前分部業績	(25.9)	42.2	1.5	–	(0.4)	17.4
投資證券撥備	–	–	–	–	(3.9)	(3.9)
分部業績	(25.9)	42.2	1.5	–	(4.3)	13.5
未分配成本						(0.1)
營業溢利						13.4
財務費用						(1.4)
攤佔聯營公司溢利	–	–	–	8.3	–	8.3
除稅前溢利						20.3
稅項						(2.8)
股東應佔溢利						17.5

	截至30/9/2002止六個月（經重列）					
	地產發展	物業出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	43.6	45.0	3.7	–	0.3	92.6
撥備前分部業績	(23.7)	39.7	1.8	–	(0.6)	17.2
投資證券撥備	–	–	–	–	(6.2)	(6.2)
分部業績	(23.7)	39.7	1.8	–	(6.8)	11.0
未分配成本						(0.1)
營業溢利						10.9
財務費用						(2.8)
攤佔聯營公司溢利	0.3	–	–	31.8	–	32.1
除稅前溢利						40.2
稅項						(6.2)
股東應佔溢利						34.0

2. **營業額、收益及分部資料(續)**

(b) 次要報告形式－地域分部

	營業額		營業溢利	
	截至 30/9/2003 止六個月	截至 30/9/2002 止六個月	**截至 30/9/2003 止六個月**	截至 30/9/2002 止六個月
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬元*
香港	**54.5**	66.9	**16.0**	12.7
美國	**0.2**	25.7	**(2.6)**	(1.8)
	54.7	92.6	**13.4**	10.9

3. **營業溢利**

	截至 30/9/2003 止六個月	截至 30/9/2002 止六個月
	港幣百萬元	*港幣百萬元*
營業溢利已扣除下列各項目:		
核數師酬金	**0.5**	0.5
折舊	**0.1**	0.1
董事酬金		
一袍金	**0.1**	0.1
一薪金、花紅及其他酬金	**1.4**	1.6
一公積金供款	**0.1**	0.1
營業性租賃之租金一房地產	**3.0**	3.0
物業之支出		
一投資物業	**1.6**	1.8
一其他物業	**1.7**	1.5

4. **僱員開支**

僱員開支(不包括附註3之董事酬金)在綜合損益表支銷代表:

	截至 30/9/2003 止六個月	截至 30/9/2002 止六個月
	港幣百萬元	*港幣百萬元*
薪金及津貼	**20.2**	21.5
公積金供款減沒收額	**1.4**	1.4
減:轉收物業管理基金之僱員開支	**(9.8)**	(10.2)
	11.8	12.7

5. 稅項

香港利得稅準備乃根據期內估計之應課稅溢利按照稅率百分之十七點五（二零零二年：稅率百分之十六）計算。

	截至 30/9/2003 止六個月	截至 30/9/2002 止六個月（經重列）
	港幣百萬元	*港幣百萬元*
本公司及附屬公司		
香港利得稅	**0.6**	1.2
遞延稅項	**(0.1)**	0.2
稅率提高產生之遞延稅項	**(0.9)**	—
	(0.4)	1.4
聯營公司		
香港利得稅	**1.6**	4.8
遞延稅項	**0.1**	—
稅率提高產生之遞延稅項	**1.5**	—
	3.2	4.8
	2.8	6.2

6. 每股盈利

每股盈利乃按股東應佔溢利港幣一千七百五十萬元（二零零二年經重列：港幣三千四百萬元）及已發行普通股617,531,425股（二零零二年：617,531,425股）計算。

7. 應收賬款、按金及預付款項

賬齡分析

	30/9/2003	31/3/2003
	港幣百萬元	*港幣百萬元*
應收賬款－零至三個月	**6.0**	3.6
按金及預付款項	**10.7**	12.0
	16.7	15.6

給予顧客之信貸條款各異，一般在三個月內。

8. 應付賬款、按金及未付款項

賬齡分析

	30/9/2003 港幣百萬元	31/3/2003 港幣百萬元
應付賬款 — 零至三個月	**2.0**	2.1
— 三個月以上	**–**	0.1
	2.0	2.2
按金及未付款項	**62.2**	61.6
	64.2	63.8

9. 長期債項

	30/9/2003 港幣百萬元	31/3/2003 港幣百萬元
有抵押之銀行貸款		
一須於五年內全部償還	**51.1**	102.1
減：已包括在流動負債之一年內應還額	**–**	(4.0)
	51.1	98.1

本集團長期債項之到期日如下：

	30/9/2003 港幣百萬元	31/3/2003 港幣百萬元
有抵押之銀行貸款		
一年內	**–**	4.0
二年內	**51.1**	47.0
三至五年內	**–**	51.1
	51.1	102.1

10. 承擔

	30/9/2003 港幣百萬元	31/3/2003 港幣百萬元
投資證券之資本承擔	**97.3**	101.1
就發展中物業已簽約但未撥備之發展開支	**45.0**	16.4
	142.3	117.5

中期股息

董事局宣佈將於二零零四年二月二十日派發中期股息每股港幣二仙，與去年同期之股息相同。

股東名冊

股東名冊定於二零零四年一月五日至二零零四年一月九日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零四年一月二日下午四時前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零三年九月三十日止上半年度本集團未經審核股東應佔溢利為港幣一千七百五十萬元，去年同期則為港幣三千四百萬元。業績倒退主要由於上半年度來自酒店之收益受非典型肺炎疫情的不利影響。

地產發展

位於加利福尼亞州之San Clemente Technology Park II地盤之建築工程正在進行中。春坎角高級住宅發展物業之地盤平整及地基工程已完竣，而上蓋工程亦已展開。高級住宅物業市道在現時香港之地產市場中表現最強勁，集團預計春坎角發展項目將會帶來可觀收益。

酒店

本集團擁有百分之三十五權益之喜來登酒店業務於上半年度受到非典型肺炎疫情所影響。然而，疫情過後，酒店業務之復甦較預期為快。在過去的兩個月，酒店房間入住率及房租差不多已回復到非典型肺炎疫情前之水平。

高科技投資

美國高科技行業近期已漸見復甦，尤其是生物科技行業方面。集團已投資之基金中有一些公司正準備於短期內上市。

展望

透過中央政府在經濟政策之強大協助下，如更緊密經貿關係協議及內地旅客來港自由行的安排，香港經濟正從非典型肺炎疫情中復甦過來。然而，內部消費仍然疲弱，香港經濟還需經歷一段長時間才可達到真正持久復甦。高級住宅物業市道表現最強勁，集團於未來數年將會集中於發展這類物業。

流動資金狀況及財務資源

於二零零三年九月三十日，本集團在扣除現金後之貸款淨額為港幣一億八千三百二十萬元，而於二零零三年三月三十一日則為港幣一億六千五百三十萬元。本集團貸款中有百分之七十九點一須於一年內償還，有百分之二十點九之貸款須於第二至五年內償還。本集團所有貸款均為港元。

於二零零三年九月三十日，本集團已獲批核但未動用之信貸額為港幣二億九千零七十萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零三年九月三十日之資本負債比率為百分之五點九，與二零零三年三月三十一日相同。

本集團以賬面值共約港幣八億八千四百九十萬元（二零零三年三月三十一日：港幣八億四千零九十萬元）之物業作抵押，取得銀行貸款額共港幣三億六千一百八十萬元（二零零三年三月三十一日：港幣三億四千八百萬元）。於資產負債表結算日，上述貸款額已被動用者計為港幣一億六千二百一十萬元（二零零三年三月三十一日：港幣一億七千一百一十萬元）。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百四十二名員工。於二零零三年九月三十日止上半年度僱員開支（不包括董事酬金）達港幣二千一百六十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零三年九月三十日，依證券及期貨條例（「證券條例」）第352條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份中之權益如下：

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	**總數**
陳　斌	107,002,971	–	*61,335,074	–	**168,338,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	27,000	–	–	–	**27,000**

**註*：該等股份乃透過一間由陳斌先生全資擁有之公司所持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及聯交所根據上市公司董事進行證券交易的標準守則所獲通知，各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團（定義於證券條例第XV部內界定）之股份或相關股份中擁有任何權益或淡倉。

於上半年度，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零三年九月三十日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之五或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	股份數目
陳潘慧娟	96,185,380
EK Investment Management Limited	31,692,000

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零三年九月三十日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

回顧上半年度，本公司並無贖回任何公司股份。另本公司或各附屬公司於上半年內均無購買或出售本公司任何股份。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期賬目。

遵守最佳應用守則

在上半年度內，本公司一直遵守聯交所證券上市規則之最佳應用守則，惟因根據本公司之細則規定，非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無訂明。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零三年十二月十一日